UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMCAST CORPORATION

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from             to

Commission file number 001-32871

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST SPECTACOR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST SPECTACOR 401(k) PLAN

Financial Statements as of December 31, 2010 and 2009 and for the Year Ended December 31, 2010;

Supplemental Schedules as of December 31, 2010;

and Report of Independent Registered Public Accounting Firm

COMCAST SPECTACOR 401(k) PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Spectacor 401(k) Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Spectacor 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2010 and (2) delinquent participant contributions for the years ended December 31, 2010 and 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. These schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2011

COMCAST SPECTACOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009
ASSETS
Participant-directed investments, at fair value	$56,170,440	$42,125,755

Receivables:
Notes receivable from participants	1,322,136	917,857
Contributions receivable from participants	177,697	142,551
Contributions receivable from employer	123,937	109,193

	1,623,770	1,169,601

NET ASSETS AVAILABLE FOR BENEFITS	$57,794,210	$43,295,356

See notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

Year Ended December 31, 2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$6,119,774
Dividends	844,625

Net investment income	6,964,399

Contributions:
Participant	5,363,691
Employer	3,542,010
Rollover	2,982,464

Total contributions	11,888,165

Interest income on notes receivable from participants	75,185

Total additions	18,927,749

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,375,985
Transfers to affiliated Plan	1,884,034
Administrative expenses	168,876

Total deductions	4,428,895

Net increase	14,498,854

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	43,295,356

End of year	$57,794,210

See notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	PLAN DESCRIPTION

General

The following description of the Comcast Spectacor 401(k) Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a complete description of the Plan’s provisions.

The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers “eligible employees,” who have completed the requisite hours of service, as defined in the Plan document, and have attained age 21. The following entities participate in the Plan, referred to collectively as “the Company”:

•	Comcast Spectacor, L.P. (Plan Sponsor or Plan Administrator)

•	Spectrum Arena Limited Partnership

•	Philadelphia Flyers, L.P.

•	Philadelphia 76ers, L.P.

•	Comcast-Spectacor Foundation

•	Flyers Skate Zone, L.P.

•	Global Spectrum, L.P.

•	Spectacor, Inc.

•	Patron Solutions, L.P.

•	FPS Rink, L.P.

•	Disson Skating, LLC

•	Pilots, Inc.

•	Ed Snider Youth Hockey Foundation

•	Front Row Marketing LP

•	Paciolan, Inc.

Each participant may make a pretax contribution deferring not less than 1% or more than 100% of eligible compensation (as defined in the Plan document), subject to applicable Internal Revenue Service (“IRS”) limitations.

Effective January 1, 2005, the Company matching contribution formula provides a safe-harbor matching contribution on behalf of each participant who has made salary deferrals in the Plan year. This contribution is equal to 100% of the first 4% and 50% of the next 2% of the participant’s annual salary deferral contributions. This contribution shall be determined on an annual basis and shall be adjusted to the extent necessary after the end of each Plan year.

The Plan also provides for discretionary profit sharing contributions. There were no such contributions for the 2010 Plan year.

Each participant’s account is credited with the participant’s elective deferral contribution, an allocation of the Company’s contribution, if any, and Plan earnings, net of expenses. Allocations of Company matching contributions are based on participant elective deferrals to the Plan. Allocations of profit sharing contributions are in proportion to total compensation. Upon enrollment, or as requested from the Plan Administrator, participants can receive a description of each investment fund in the Plan Enrollment Guide.

Participants are immediately vested in their elective deferral contributions plus actual earnings thereon. Participants have a fully (100%) vested and non-forfeitable interest in Company matching contributions for Plan years beginning on or after January 1, 2005. Matching contributions attributable to periods prior to January 1, 2005 will continue to vest according to their original schedule based on years of service. A participant is 100% vested after five years of credited service. Vesting can be accelerated under certain other conditions defined in the Plan document. In the event of whole or partial termination of the Plan, there will be full and immediate vesting of each affected employee’s account balance.

All benefits under the Plan are paid as lump-sum distributions. In-kind distributions are not provided for under the Plan.

The Trustee may make loans from the Plan to participants in accordance with the Plan document. Interest accrues at the rate of prime plus 2% as of the month the loan application is approved and all loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested may be used to pay Plan expenses including legal, consulting, education materials, etc. and/or to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. Forfeitures applied to reduce Plan administrative expenses for the year ended December 31, 2010 amounted to $32,742. There were no forfeitures pending application as of December 31, 2010.

Trustee

The Trustee for the Comcast stock held in the Plan is Benefit Trust Company. The Trustee for all other investment options is Reliance Trust Company (the “Trustee”). The Record-keeper for the Plan is ING Institutional Plan Services, LLC. Generally, all costs associated with administering the Plan are paid by the Plan administrator.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented using the accrual basis of accounting. The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The value of the Comcast Stock Fund, which includes shares of Comcast Corporation Class A common stock (CMCSA) and a mutual fund account, is based on the fair market value of the stock held in the fund as well as the market value of the mutual fund on the last trading day of the Plan year. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and the impact of any purchases and/or sales during the year and is reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not affect, and the future adoption is not expected to affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements. As a result, the Statement of Net Assets Available for Benefits at December 31, 2009 was not restated; however, we removed the participant loans from the ASC 820 Fair Value Measurements tabular footnote disclosure for the year ended December 31, 2009 to be consistent with the current year presentation.

3.	INVESTMENTS

The fair market value of investments held by the Plan representing 5% or more of the Plan’s assets are identified below.

	December 31,
	2010	2009
Comcast Stock Fund	$4,102,719	$3,486,716
Mutual Funds:
EuroPacific Growth Fund—F Share	5,212,875	3,586,006
Washington Mutual Investors Fund—F Share	6,597,285	5,397,883
The Growth Fund of America—F Share	8,777,110	6,403,133
Dreyfus Premier Emerging Markets Fund	6,676,654	4,459,224
Baron Growth Fund	4,142,352	3,142,293
Janus Balanced Fund	4,282,732	3,638,887
Wells Fargo Advantage Government Securities Fund	3,446,246	2,627,904
Royce Total Return Fund	3,108,326	2,674,517
Western Asset Government Money Market Exchange Class A	2,995,819	2,229,457

During 2010, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated in fair value as follows:

Comcast Stock Fund	$1,180,431
Mutual Funds:
International Stock Fund	895,796
Balanced Funds	3,961,509
Bond Fund	82,038

$6,119,774

4.	FAIR VALUE MEASUREMENTS

ASC 820 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

	•	Pricing models whose inputs are observable for substantially the full term of the financial instrument;

	•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3	Consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock fund: Valued at the market value of the CMCSA stock and the market value of the short-term investments at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$39,783,361			$39,783,361
International Stock Fund	6,676,654			6,676,654
Bond Fund	5,607,706			5,607,706
Comcast Stock Fund		$4,102,719		4,102,719

Total investments at fair value	$52,067,721	$4,102,719	$	$56,170,440

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$31,551,911			$31,551,911
International Stock Fund	4,459,224			4,459,224
Bond Fund	2,627,904			2,627,904
Comcast Stock Fund		$3,486,716		3,486,716

Total investments at fair value	$38,639,039	$3,486,716	$	$42,125,755

5.	PLAN TERMINATION

Although no participating employer has expressed any intent to do so, each participating employer has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Additionally, Comcast Spectacor, L.P. has the right to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	FEDERAL TAX CONSIDERATIONS

a.	Income Tax Status of the Plan— In June 2009 the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) subject to the adoption of an amendment which was adopted on August 14, 2009 and effective January 1, 2007. As a result, the Plan remains exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and no provision for income taxes has been included in the Plan’s financial statements.

b.	Impact on Plan Participants—Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

c.	Evaluation of Tax Position— In accordance with Accounting Standards Codification (ASC) 740-10-50-15 c – e, the Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7.	NON EXEMPT PARTY IN INTEREST TRANSACTIONS

For the Plan years 2010 and 2009, the Company has not remitted certain participant contributions and loan repayments to the Trustee in a timely manner based on when the participant contributions and loan repayments were withheld from participant paychecks as required under Department of Labor Regulation §2510.3-102. The Company is in the process of filing IRS Form 5330 to report and pay an excise tax with respect to the late remittances as required pursuant to Section 4975 of the Code. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. Such amounts are not material to the Plan’s financial statements.

COMCAST SPECTACOR 401(k) PLAN

SCHEDULE H—PART IV—LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

EIN 23-2303756

PLAN #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Mutual Funds (at fair value)
	EuroPacific Growth Fund - F Share	Mutual fund	$5,212,875
	Washington Mutual Investors Fund - F Share	Mutual fund	6,597,285
	The Growth Fund of America - F Share	Mutual fund	8,777,110
	Baron Growth Fund	Mutual fund	4,142,352
	Cohen and Steers Realty Shares	Mutual fund	1,309,232
	Dreyfus Appreciation Fund	Mutual fund	1,125,773
*	ING GNMA Income Fund	Mutual fund	1,338,485
	Dreyfus US Treasury Long Term Fund	Mutual fund	1,133,957
	Dreyfus Premier Emerging Markets Fund	Mutual fund	6,676,654
	Janus Balanced Fund	Mutual fund	4,282,732
	Wells Fargo Advantage Government Securities Fund	Mutual fund	3,446,246
	Royce Total Return Fund	Mutual fund	3,108,326
*	Western Asset Government Money Market Exchange Class A	Money Market	2,995,819
*	T Rowe Price International Bond Advisor	Mutual fund	1,027,503
	American Century Vista Advisors	Mutual fund	893,372

			52,067,721

*	Comcast Stock Fund	Unitized stock fund	4,102,719

	Notes receivable from participants (principal balance plus accrued but unpaid interest)	Interest rates from 4.25%-10.25%; maturities from 2011-2038	1,322,136

			$57,492,576

*	Represents a party-in-interest to the Plan.

COMCAST SPECTACOR 401(k) PLAN

SCHEDULE H—PART IV—LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Participant Contributions Transferred Late to Plan for year ended 12/31/2010	$48,218	$—	$—	$—

Participant Contributions Transferred Late to Plan for year ended 12/31/2009	$22,137	$—	$—	$—

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 28, 2011, relating to the statements of net assets available for benefits as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010 and the related supplemental Schedule H—Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2010 and Schedule H—Line 4a—Schedule of Delinquent Participant Contributions for the years ended December 31, 2010 and 2009, which report appears in the December 31, 2010 Annual Report on Form 11-K of the Comcast Spectacor 401(k) Plan.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST SPECTACOR 401(k) PLAN

	By:	Comcast Corporation
June 28, 2011
	By:	/s/ Lawrence J. Salva

Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller